SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Notice of Material Fact” dated on September 13, 2011.

                                                                                                                        NOTICE OF MATERIAL FACT

The managements of Telecomunicações de São Paulo S.A. – Telesp ("Telesp") and Vivo Participações S.A. (“Vivo Part.” and, jointly with Telesp and Vivo S.A., referred to as “Companies”), in accordance with and for the purpose of the CVM Instructions N. 319/99 e 358/02, as amended, inform that their respective Board of Directors have approved the terms and conditions of the Corporate Restructuring, regarding the  merger  of  Vivo  Part.  into  Telesp,  aiming  at  of  the  continuation  of  the  simplification  of  the Companies’ corporate structure and helping in their integration, as announced in the Notice of Material
Fact disclosed on June 14, 2011 (“Corporate Restructuring”).

1. Corporate Restructuring. As disclosed in the Notice of Material Fact, Telesp shall merge the totality of the net worth of Vivo Part., which shares are all held by Telesp.

Immediately before the merger of the net worth of Vivo Part. into Telesp, the operations and the Authorization Terms for the Exploration of the Mobile Personal Services (“SMP”) currently held by Vivo
Part. and Vivo S.A., shall be concentrated in only one company (Vivo S.A.), currently a wholly owned subsidiary of Vivo Part. Such concentration shall occur upon the contribution by Vivo Part. to Vivo S.A., of the commercial establishments, including their assets and rights, which comprise the operation of mobile services of Vivo Part. in the State of Minas Gerais.

2. Merger of Vivo Part.: Vivo Part. was appraised, in accordance with article 227 of Law 6,404/76, based on  its  book value,  on  the  reference date  of  August  31,  2011,  by Ernst  &  Young  Terco  Auditores
Independentes  S.S.,  enrolled with  CNPJ/MF  under N. 61.366.936/0001 25,  "ad  referendum" of the shareholders of the Companies, being ascertained the value of the net worth of Vivo Part. (already considered the contribution of commercial establishments, including their assets and rights, which comprise the operation of mobile services of Vivo Part. in the State of Minas Gerais to Vivo S.A., referred to as in the Notice of Material Fact of June 14, 2011) as of R$10,293,315,101.48. The intended merger will not result in a capital increase of Telesp, neither in the issuance of new shares by Telesp, thus there is no exchange ratio of shares held by non controlling shareholders of the merged company for shares of the merging company to be calculated, once Telesp is the sole shareholder of Vivo Part. Accordingly, the valuation report of the net worth at market value for the calculation of the exchange ratio of the non controlling shareholders required by article 264 of Law 6,404/76 and article 2nd, 1st paragraph, VI, of
Instruction CVM 319/99, will not need to be elaborated, in accordance with the recent understandings of CVM already stated in queries made in similar reorganizations and mentioned in Resolution CVM N.
559, of November 18, 2008.

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2.1. The  net worth variation of Vivo Part. between the reference date of the valuation report and the date of the general shareholders meetings to be held to approve the Corporate Restructuring shall be absorbed by Telesp.

Accordingly, as per the terms of article 227 of Law N. 6,404/76, the shares held by Telesp in the net worth of Vivo Part. shall be extinguished. The implementation of the transaction shall result in the extinction of Vivo Part. and its exclusion from the corporate chain, so that Telesp shall become a direct holder of all shares issued by Vivo S.A., that were previously held by Vivo Part., so that Vivo S.A. shall become a wholly owned subsidiary of Telesp.

3. Telesp By laws. Telesp’s by laws shall be amended as a result of the Corporate Restructuring as to increase the authorized capital limit and to amend the corporate name of Telesp, which shall be from then on named Telefònica Brasil S.A., aiming to reflect properly the activities of the company and its subsidiaries on a national level. The use of the trademark VIVO shall continue to be used by Vivo S.A., and the mobile services rendered by it will not change.

4. Additional Information.

4.1. Shareholders’ Meetings: On the date hereof the call notice for the Extraordinary General Meeting of Telesp, in which shall be decided the intended Corporate Restructuring shall be disclosed. The
General Meetings of Vivo S.A. and Vivo Part., both wholly owned subsidiaries, for the approval of the Corporate Restructuring shall be held, respectively, on October 01, 2011 and October 03, 2011.

4.2. Right to Withdraw: the merger of Vivo Part. into Telesp shall not grant the shareholders of Telesp the right to withdraw , pursuant to the article 137 of Law N. 6,404/76, as amended. Moreover, the right to dissent and the exercise of the right to withdraw of the non controlling shareholders of Vivo Part.,

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pursuant to the articles 136, item (ix) and 137 of Law N. 6,404/76, shall not be applicable, once the sole shareholder of Vivo Part. is Telesp.

4.3. Costs: the costs of the Corporate Restructuring approximately amount to R$ 11,500,000.00 (eleven million and five hundred thousand reais), including the costs of valuation, analysis, auditing, legal advisory, financial advisory, other advisories, opinions, publications and other related expenses.

4.4. Independency of Advisors: in connection with Ernst & Young Terco Auditores Independentes S.S., there is no conflict or comm interests with the controlling or minority shareholders of the Companies, their partners, or the Corporate Restructuring.

4.5. Examination of the Merger by Regulatory Agencies: the current Corporate Restructuring was submitted to the Brazilian National Telecommunications Agency – ANATEL and was approved, according to the Act N. 5.703, of August 16, 2011, published in the Official Daily Government Newspaper (DOU) on August 18, 2011.

4.6. Documents available: the documents related to the Corporate Restructuring herein shall be made available to their respective shareholders, for examination, as of September 14, 2011, from 09:00 to
12:00 hours and from 14:00 to 17:00 hours, at the head office of Telesp, at Rua Martiniano de Carvalho, 851, 17º andar, Bela Vista, in the City of São Paulo, State of São Paulo, in the Investors Relations’ Office.

The access to said documents and information will be allowed to the shareholders of the respective Companies  that  present  the  statement  with  their  shareholdings,  issued,  at  most,  two  (2)  days  in advance. More information can be obtained by telephone number 11 3549 7200 with the team of Investor Relations.

The Corporate Restructuring will not affect the listing of the ADSs of Telesp in the New York Stock Exchange neither its quality of private issuer before the Securities and Exchange Commission (SEC).

São Paulo, September 13, 2011.

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Warning in accordance with the rules of U.S. Securities and Exchange Commission, or SEC: This Notice of Material Fact is just an information distributed by the Companies to their shareholders relating to the actions to be taken by their shareholders in the respective Extraordinary Shareholders’ Meeting and it is not an offer document and does not constitute an offer to sell or a request of an offer to acquire any securities or a request of any vote or approval.

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	September 14, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director